[redacted]

13011166

SEC
Mail Processing
Section

MAR 07 2013

Washington DC
401

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68448

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2012 (MM/DD/YY) AND ENDING DECEMBER 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pursuit Capital Marketing, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.
145850

266 MAIN STREET, BLDG. 3, SUITE 25
(No. and Street)

MEDFIELD (City) MA (state) 02052 (zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BOB CALLAGHAN, PARTNER
GREG GARLAND, PARTNER

508-242-5471
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Karll, Harvey CPA, P.C.
(NAME- IF INDIVIDUAL STATE LAST, FIRST, MIDDLE NAME)

41 Middle Street (Address) Newburyport (City) MA (State) 01950-2755 (ZIP Code)

CHECK ONE:

XX Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims -for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14

OATH OR AFFIRMATION

We, Bob Callaghan and Greg Garland swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Pursuit Capital Marketing, LLC, as of December 31, 2012 are true and correct. We further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARAH L. RAPOSA
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
January 9, 2020

Signature

Co-Manager

Title

Notary Public

Signature

Co-Manager

Title

This report** contains (check all applicable boxes):

X (a) Facing page.
X (b) Statement of Financial Condition.
X (c) Statement of Income (Loss).
X (d) Statement of Changes in Financial Condition.
X (e) Statement of Changes in Stockholders' Equity, or Partners' or Sole Proprietor's Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims, of Creditors.
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
X (I) Information Relating to the Possession or control Requirements under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
X (m)A copy of the SIPC Supplemental Report.
X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions, of this filing, see section 240.17d-5 (e)(3).*

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Report on Internal Control Required By SEC Rule 17a-5 for a Broker-Dealer claiming an exemption From SEC Rule 15c3-3

Board of Directors
Pursuit Capital Marketing, LLC
Medfield, Massachusetts

In planning and performing my audit of the financial statements of Pursuit Capital Marketing, LLC for the year ended December 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debts) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule l5c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

The company was not accruing for quarterly bonuses during 2012. Starting in 2013 the company will accrue for bonuses monthly.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, Management, the SEC, (Designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harvey E Karll CPA, P.C.

Harvey E Karll CPA, P.C.
Newburyport, MA
February 8, 2013

Pursuit Capital Marketing, LLC

Audited Financial Statements

For the Year Ended December 31, 2012

Pursuit Capital Marketing, LLC
Audited Financial Statements
For the Year Ended December 31, 2012

* * * TABLE OF CONTENTS * * *

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

To the Members
Pursuit Capital Marketing, LLC
Medfield, MA

I have audited the accompanying statement of financial condition of Pursuit Capital Marketing, LLC, as of December 31, 2012, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pursuit Capital Marketing, LLC, as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Other Legal and Regulatory Requirements

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information Schedules I, II, III, and IV is fairly stated in all material respects in relation to the financial statements taken as a whole.

Harvey E. Karll, CPA, P.C.

Harvey E. Karll, CPA, PC
Newburyport, MA

Date: February 4, 2013

Pursuit Capital Marketing, LLC
Statement of Financial Condition
December 31, 2012

Assets

Cash and cash equivalents	$	187,949
Accounts Receivable		1,344,643
Prepaid expenses		14,804
Security deposits		2,479
Furniture and computer equipment at cost, less accumulated depreciation of $48,927		954
	$	1,550,829

Liabilities and Stockholder's Equity

Liabilies:		
Accounts payable and accrued expenses	$	75,496
Members' Equity:		
Members' capital		1,475,333
	$	1,550,829

See accompanying notes and independent accountants' report

Pursuit Capital Marketing, LLC
Statements of Income
For The Year Ended December 31, 2012

Revenues	
Fee income	$ 5,225,408
Interest income	302
	5,225,710
Expenses:	
Employee compensation and benefits	409,778
Regulatory fees and expenses	13,443
Occupancy	29,999
Other expenses	137,054
	590,274
Net Income (Loss)	$ 4,635,436

See accompanying notes and independent accountants' report

Pursuit Capital Marketing, LLC
Statements of Change in Members' Capital
For The Year Ended December 31, 2012

Balance at beginning of period	$	1,001,063
Net income		4,635,436
Members distributions		(4,161,166)
Balance at end of year	$	1,475,333

See accompanying notes and independent accountants' report

Pursuit Capital Marketing, LLC
Statements of Cash Flows
For The Twelve Months Ended December 31, 2012

		Year to Date
Cash Provided from Operations		
Net Income	$ 4,635,436	
Adjustments		
Add:		
Depreciation	5,018	
Accrued expenses	63,321	
Less:		
Accounts Receivable	(450,904)	
Prepaid expenses	(3,281)	
Cash from Operations		**4,249,590**
Cash Flows - Invested		
Computers	(1,098)	
Investing Cash Flows		**(1,098)**
Cash Flows - Financing		
Member distribution	(4,161,166)	
Financing Cash Flows		**(4,161,166)**
Cash Increase (Decrease)		**87,326**
Cash - Beginning of Year		
Cash - checking	9,193	
Cash - payroll	1,431	
Cash - money market	89,999	
Total beginning of year		**100,623**
Cash on Statement Date		**$ 187,949**

1. NATURE OF BUSINESS

The Company was organized on September 8, 2005 in the state of Massachusetts as a limited liability company. On February 15, 2011 the Company was approved by FINRA.

The Company acts as an intermediary in the marketing of investment strategies for its Asset Manager clients to prospective investors through registered investment advisors, consultants and/or third parties. The Company does not hold accounts or process transactions for customers.

Investors usually consist of institutional investors, pension plans and other legal entities meeting the regulatory definition of Qualified or Accredited investors.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The company capitalizes major capital expenditures. Depreciation is based on accelerated and straight-line method over the following useful lives:

Furniture & Computer Equipment	5-7 years

2012 Depreciation expense was $5,018.

Income Taxes

A limited liability company is treated as a partnership for both federal and state income tax purposes. Therefore, no provision or liability for federal or state income taxes are required in these financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The Company uses the accrual method of accounting for financial purposes.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. Accounts are guaranteed by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. At December 31, 2012, the company had $0 in excess of FDIC insured limits. The company has not experienced any losses in such accounts.

3. NET CAPITAL

As a broker/dealer, the company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital, as derived, not exceeding 15 to 1. The Company's net capital computed under 15c3-1 was $112,453 at December 31, 2012, which exceeds required net capital of $5,033 by $107,420. The ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.67 to 1.0.

4. COMPENSATED ABSENCES

Employees of the Company are entitled to paid vacation and paid sick days depending on length of service. It is not practical for the Company to estimate the amount of compensation for future absences; accordingly, no liability for compensated absences has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually paid to employees.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly liquid investments with an initial maturity of three months or less.

6. ACCOUNTS RECEIVABLE

Accounts receivable is recorded at the amount the company expects to collect on balances outstanding at year-end. The members closely monitor outstanding balances and write off, as of year-end, all balances over a year old that have not been collected by the time the financial statements are issued.

7. LEASES

The Company is obligated on lease for office space, $25,614 annually ($2,135 monthly). Their current lease expires on September 30, 2014.

Future minimum lease payments are:

Year Ending	Amount
12-31-14	$ 25,614
12-31-14	19,211
	$ 44,825

8. PENSION AND PROFIT SHARING PLANS

The Company sponsors a defined contribution profit sharing plan and a cash balance plan that covers substantially all of its employees. Contributions are made at the discretion of the Board of Directors of the Company. Contributions made to the plan for the year ended December 31, 2012 totaled $395,696. The Company paid $349,000 for the two members. These payments are included in Members Distributions.

9. CONCENTRATIONS IN SALES TO FEW CUSTOMERS

In 2012, two clients accounted for 100% of total revenues. One client accounted for 98% of revenues.

10. CASH FLOWS

Cash paid for interest is as follows:

Interest	$	0

11. FAIR VALUE OF FINANCIAL STATEMENTS

The company's financial statements are cash and cash equivalents and accounts receivable. The recorded values of cash and cash equivalents and accounts receivable approximate their fair values based on their short-term nature.

12. REVENUE RECOGNITION POLICY

The Company's revenues are from consulting and fixed fee and a percentage of the Asset Manager's money management fee. Consulting agreements with Asset Managers are multi-year contracts.

Consulting fees are accrued when earned. They are paid in arrears on the last day of each calendar quarter.

Marketing and sales fee contracts are also for multiple years. The Company is compensated by a fixed fee and a percentage of the Asset Manager's money management fee. The fixed fee component is paid in advance on the first day of each calendar quarter. Percentage fees are paid in arrears, usually within 45 days, after the end of each calendar quarter.

13. SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 8, 2013, the date on which the financial statements were available to be issued.

14. INCOME TAXES

The Company continues to be subject to federal or state tax examinations by taxing authorities for years 2009, 2010, and 2011.

SUPPLEMENTARY INFORMATION

Pursuit Capital Marketing, LLC
Schedule I
Computation of Net Capital
December 31, 2012

Net worth	$	1,475,333
Less:		
Nonallowable assets		(1,362,880)
Net capital (ANC)		112,453
Less: Capital requirement		(5,033)
Excess capital	$	107,420
Aggregate indebtedness	$	75,496
Ratio of aggregate indebtedness to net capital		.67 to 1.0

See accompanying notes and independent accountants' report

Pursuit Capital Marketing, LLC
Schedule II
Reconcilation of Unaudited and Audited Net Capital
December 31, 2012

Unaudited net capital per 4th quarter 2012 Focus Report	$	175,724
Fourth quarter 2012 accured employee bonus		(63,271)
Audited net capital	$	112,453

See accompanying notes and independent accountants' report

Schedule III
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER Pursuit Capital Marketing, LLC
As of 12/31/12

EXEMPTIVE PROVISION UNDER RULE 15c3-3

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based:

(k)
(1)—Limited business (mutual funds and/or variable annuities only) __ **4550**

(k)
(2)(i)—"Special Account for the Exclusive Benefit of customers" maintained X **4560**

(k)
(2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis __ **4570**

Name of clearing firm(s)

Clearing Firm SEC#s	Name	Product Code
8-______ **[4335A]**	______ **[4335A2]**	______ [4335B]
8-______ **[4335C]**	______ **[4335C2]**	______ [4335D]
8-______ **[4335E]**	______ **[4335E2]**	______ [4335F]
8-______ **[4335G]**	______ **[4335G2]**	______ [4335H]
8-______ **[4335I]**	______ **[4335I2]**	______ [4335I]

(k) (3) Exempted by order of the Commission __ **4580**

See accompanying notes and independent accountants' report

Pursuit Capital Marketing, LLC

Supplemental SIPC Report

December 31, 2012

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Pursuit Capital Marketing, LLC
Members
Medfield, MA

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Pursuit Capital Marketing, LLC for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pursuit Capital Marketing, LLC taken as a whole.

H E Karll CPA PC

Harvey E. Karll, CPA, PC
February 8, 2013

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

061137 FINRA DEC 2012

PURSUIT CAPITAL MARKETING, LLC

266 MAIN STREET, BLDG. 3, STE. 25

MEDFIELD, MA 02052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate On the form filed.

Name and telephone number of person to contact respecting this form. Gil Moreira 781-431-9421

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 8,180

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid	Amount
July 30, 2012	$ 4,041
	$

(4,041)

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 4,139

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,139

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Pursuit Capital Marketing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8th day of February , 20 13 .

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ______ Documentation ______ Forward Copy
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5,225,711

2b. Additions:

(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a,

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,953,314

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 1,953,616

2d. SIPC Net Operating Revenues $ 3,372,095

2e. General Assessment @ .0025 $ 8,180

Pursuit Capital Marketing, LLC

Supplemental SIPC Report

December 31, 2012

Harvey E. Karll CPA, PC.

41 Middle Street
Newburyport, Massachusetts 01950
(978)465-9512 Fax (978) 462-9043

Pursuit Capital Marketing, LLC
Members
Medfield, MA

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-7) of Securities Investor Protection Corporation assessments and payments of Pursuit Capital Marketing, LLC for the year ended December 31, 2012. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4) and our report is not to be used for any other purpose. The procedures we performed are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries;

2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the period January 1, 2012 to December 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7);

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments; and

5) Compared the amount of any overpayment applied with the Form SIPC-7 on which it was computed.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-7 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of Pursuit Capital Marketing, LLC taken as a whole.

Harvey E. Karll, CPA, PC
February 8, 2013

SIPC-7

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371 - 8300

General Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

061137 FINRA DEC 2012

PURSUIT CAPITAL MARKETING, LLC

266 MAIN STREET, BLDG. 3, STE. 25

MEDFIELD, MA 02052

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate

On the form filed.

Name and telephone number of person to contact respecting this form. Gil Moreira 781-431-9421

2.A. General Assessment [item 2e from page 2 (not less than $150 minimum) $ 8,180

B. Less payment made with SIPC-6 filed (exclude interest) ( )

Date Paid	Amount
July 30, 2012	$ 4,041
	$

(4,041)

C. Less prior year overpayment applied ( )

D. Assessment balance due or (overpayment) 4,139

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,139

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and The person by whom it is executed represent Thereby that all information contained herein Is true, correct and complete.

Pursuit Capital Marketing, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 8th day of February, 20 13.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates:
Postmarked Received Reviewed
Calculations ________ Documentation ________ Forward Copy
Exceptions:

Disposition of Exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 20 12
and ending December 31, 20 12
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $5,225,711

2b. Additions:

(1) Total revenues from the securities business of subsidiaries(except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a,

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

Total additions

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 1,953,314

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $

(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $

Enter the greater of line (i) or (ii)

Total deductions 1,953,616

2d. SIPC Net Operating Revenues $ 3,372,095

2e. General Assessment @ .0025 $ 8,180